===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)
       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                      the Securities Exchange Act of 1934

                               INGRAM MICRO INC.
                                    (Issuer)

                               INGRAM MICRO INC.
                        (Name of Filing Person (Issuer))

               Zero Coupon Convertible Senior Debentures due 2018
                         (Title of Class of Securities)

                            -----------------------

                          457153 AA 2 and 457153 AB 0
                     (CUSIP Number of Class of Securities)

                          James E. Anderson, Jr., Esq.
              Senior Vice President, Secretary and General Counsel
                               Ingram Micro Inc.
                            1600 E. St. Andrew Place
                              Santa Ana, CA 92705
                           Telephone: (714) 566-1000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:
                         Winthrop B. Conrad, Jr., Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000

                           CALCULATION OF FILING FEE
===============================================================================
          Transaction Valuation*              Amount of Filing Fee**
-------------------------------------------------------------------------------
             $225,370,016.61                          $45,074
===============================================================================
* The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the Zero Coupon Convertible Senior Debentures Due 2018, as described herein, is $405.89 per $1,000 principal amount at maturity outstanding. As of May 9, 2001 there was $555,249,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate purchase price of $225,370,016.61.
**   Calculated as 1/50 of 1% of the transaction value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $142,973                     Filing Party: Ingram Micro Inc.
Form or Registration No.: S-3 Registration Statement   Date Filed:   July 10, 1998
                          (File No. 333-58857)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [ ]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]
===============================================================================

Item 1. Summary Term Sheet

     We are Ingram Micro Inc., a Delaware corporation, and we are offering to purchase Zero Coupon Convertible Senior Debentures due 2018 issued by us on June 9, 1998.

     The debentures were issued by us pursuant to an Indenture dated as of June 9, 1998 between us and The First National Bank of Chicago, as trustee. Each debenture is convertible at any time, at the option of the holder, into our class A common stock, at a conversion rate of 5.495 shares of common stock per $1,000 principal amount at maturity. This conversion rate is subject to adjustment in certain events.

     Pursuant to the indenture, each holder of the debentures may require us to purchase its debentures as of June 11, 2001 at a purchase price of $405.89 per $1,000 principal amount at maturity. We have the option to pay the purchase price in cash or common stock, or any combination thereof, or in extension debentures (as such term is defined in the Indenture).

     We are notifying holders of the debentures twenty business days prior to June 11, 2001 that, if any holders of debentures require us to purchase any debentures, we will pay the purchase price in cash.

Item 2. Subject Company Information

     (a) Name and Address. Ingram Micro Inc. (the "Company") is a Delaware corporation. The address of the Company's principal executive offices is 1600
E. St. Andrew Place, Santa Ana, CA 92705. The telephone number of the Company at these offices is (714) 566-1000.

     (b) Securities. The securities subject to this Schedule TO and to the transaction described in the response to paragraph (a) of Item 4 below are the Company's Zero Coupon Convertible Senior Debentures due 2018 (the
"Debentures"). As of May 9, 2001, there was $555,249,000 principal amount at maturity of Debentures outstanding.

     (c) Trading Market and Price. The Debentures are quoted by Morgan Stanley & Co. Incorporated through Bloomberg. The Debentures are traded on the open market for corporate bonds. The following table sets forth, as reported by Bloomberg, the high and low end-of-day bid/offer quotes of the Debentures for each quarterly period during the previous two calendar years. In accordance with market practice, the Debentures are quoted based on a price per $100 principal amount at maturity.

                                                     Debentures
          Quarter Ended                         High            Low
          03/31/99                             $34.75         $29.87
          06/30/99                             $34.00         $31.50
          09/30/99                             $35.00         $31.75
          12/31/99                             $32.63         $31.50
          03/31/00                             $35.00         $32.13
          06/30/00                             $37.13         $34.88
          09/30/00                             $37.63         $37.00
          12/31/00                             $39.00         $37.38
          03/31/01                             $39.75         $39.00
          2nd Quarter 2001 (period             $40.13         $39.50
          through May 8, 2001)

Item 3. Identity and Background of Filing Person

     This Schedule TO is being filed by the subject company (referred to herein as the Company). For the name and address of the Company, see the response to paragraph (a) of Item 2 above.

     The name of each executive officer of the Company is listed in Part I,
Item 1 - Business, under the heading "Executive Officers And/Or Regional Presidents of the Company" in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 filed with the Securities and Exchange Commission on March 30, 2001 and is hereby incorporated herein by reference. The address of each such executive officer is as follows: c/o Ingram Micro Inc., 1600 E. St. Andrew Place, Santa Ana, CA 92705.

     Two of the current directors of the Company are Don H. Davis, Jr. and Philip M. Pfeffer. The name of each other director of the Company is listed under the heading "Proposal 1" in the Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 19, 2001 (the "Proxy Statement") and is hereby incorporated herein by reference. The address of each such director is as follows: c/o Ingram Micro Inc., 1600 E. St. Andrew Place, Santa Ana, CA 92705.

     The name and address of each person controlling the Company is listed in the Schedule 13G/A filed by various members of the Ingram family and various family trusts (the "Ingram Family Stockholders") with the Securities and Exchange Commission on February 14, 2001 and is hereby incorporated herein by reference.

Item 4. Terms of the Transaction

     (a) Material Terms. This Schedule TO relates to the Company's Debentures (see the response to paragraph (b) of Item 2 above). The Debentures are convertible at any time, at the option of the holder of a Debenture, into the Company's Class A Common Stock, par value $.01 per share (the "Common Stock") at a conversion rate of 5.495 shares of Common Stock per $1,000 principal amount at maturity. The conversion rate is subject to adjustment in certain events.

     Pursuant to the Indenture dated as of June 9, 1998 between the Company and The First National Bank of Chicago, as Trustee (the "Indenture") under which the Debentures were issued, each holder of the Debentures may require the Company to purchase such holder's Debentures as of June 11, 2001 (the "Purchase Date") at a purchase price of $405.89 per $1,000 principal amount at maturity. The Company has the option to pay the purchase price in cash or Common Stock, or any combination thereof, or in Extension Debentures (as such term is defined in the Indenture).

     The Company is notifying holders of the Debentures twenty business days prior to the Purchase Date that, if any holders require the Company to purchase any Debentures, the Company will pay the Purchase Price in cash.

     (b) Purchases. To the best of the Company's knowledge, no officer, director or affiliate of the Company is the holder of any Debentures.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

     (e) Agreements Involving the Company's Securities. The Company has entered into a Board Representation Agreement with the Ingram Family Stockholders. Pursuant to the Board Representation Agreement, so long as the Ingram Family Stockholders and their permitted transferees (as defined in the Board Representation Agreement, which include the Ingram Charitable Fund, Inc.) own in excess of 25,000,000 shares of the outstanding common stock of the Company, proposed directors are required to possess the following qualifications: (1) three individuals designated by the Ingram Family Stockholders, (2) one individual designated by the chief executive officer of the Company, and (3) four or five individuals who are not members of the Ingram family or executive officers or employees of the Company. Directors designated by the Ingram Family Stockholders may, but are not required to, include Mrs. Ingram, any of her legal descendants, or any of their respective spouses.

     Each of the parties to the Board Representation Agreement (other than the Company) has agreed to vote its shares of common stock in favor of the proposed nominees who fit within the qualifications set out in the agreement.

     In addition to provisions relating to the designation of directors described above, the Board Representation Agreement provides as follows:

     o certain types of corporate transactions, including transactions involving the potential sale or merger of the Company;

     o the issuance of additional equity, warrants, or options; acquisitions involving aggregate consideration in excess of 10% of the Company's stockholders' equity;

     o any guarantee of indebtedness of an entity other than a subsidiary of the Company exceeding 5% of the Company's stockholders' equity;

     o the incurrence of indebtedness in a transaction which could reasonably be expected to reduce the Company's investment rating: (1) lower than one grade below the rating in effect immediately following the Company's initial public offering in November 1996, or (2) below investment grade, may not be entered into without the written approval of at least a majority of the voting power deemed to be held (for purposes of the Board Representation Agreement) by the Ingram Family Stockholders and their permitted transferees

     The Board Representation Agreement will terminate on the date on which the Ingram Family Stockholders and their permitted transferees collectively cease to beneficially own at least 25,000,000 shares of the Company's common stock (as such number may be equitably adjusted to reflect stock splits, stock dividends, recapitalizations, and other transactions in the Company's capital stock). The trustees, who in some cases are members of the Ingram family, are authorized to make all decisions for the trusts or foundations, which are parties to the agreement.

Item 6. Purposes of the Transaction and Plans or Proposals

     The purpose of the transaction is described in the response to paragraph
(a) of Item 4 above. Any Debentures that are purchased by the Company will be retired. Except as described below, there presently are no plans which relate to or which would result in:

     (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

     (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

     (5) any other material change in the Company's corporate structure or business;

     (6) any class of equity security of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

     (7) any class of equity security of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

     (8)  the suspension of the Company's obligation to file reports under
          Section 15(d) of the Exchange Act;

     (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

     (10) any changes in the Company's charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

     Notwithstanding paragraph (4) above, the Company has nominated for election to the board of directors of the Company at the next annual meeting of shareowners of the Company to be held on June 1, 2001 (the "Annual Meeting") certain persons who are not currently directors of the Company, as described in the Proxy Statement. Notwithstanding paragraphs (4) and (10) above, the Company has proposed for approval by its shareowners at the Annual Meeting certain amendments to its Certificate of Incorporation to provide for (i) a classified board of directors, (ii) a supermajority vote requirement to amend provisions relating to such classified board of directors and (iii) an increase in the number of authorized shares of Common Stock and preferred stock, each as described in the Proxy Statement.

Item 7. Source and Amount of Funds or Other Consideration

     (a) Source of Funds. Assuming all holders of Debentures require the Company to purchase their Debentures, the total amount of funds to be used in the transaction described in the response to paragraph (a) of Item 4 above is approximately $225,370,000. The Company intends to acquire such funds by drawing against its unsecured $500,000,000 European Credit Agreement dated as of October 28, 1997, as amended as of September 25, 1998, among the Company, and Ingram Micro European Coordination Center N.V., as Borrowers and Guarantors, certain financial institutions, as the lenders, The Bank of Nova Scotia, as the Administrative Agent for the Lenders, NationsBank, N.A. (successor in interest by merger with NationsBank of Texas, N.A.), as the Documentation Agent for the Lenders, as arranged by The Bank of Nova Scotia and Nationsbanc Capital Markets, Inc., as the Arrangers (as amended, the "European Credit Facility").

     (b) Conditions. Borrowings under the European Credit Facility are subject to the satisfaction of customary conditions, including the absence of any material adverse change in the Company's business or financial condition. To the extent the Company is unable to borrow under the European Credit Facility, or for any other reason, the Company may borrow under its 5-year accounts receivable securitization program, which provides for the issuance of up to $700,000,000 in commercial paper.

     (c) Expenses. Not applicable.

     (d) Borrowed Funds. The parties to the European Credit Facility are as described in the response to paragraph (a) of this Item 7. Borrowings under the European Credit Facility are at EURO-LIBOR plus 0.215%, currently 5.10%. The European Credit Facility is unsecured and matures on October 28, 2002. The Company currently has no plans or arrangements to refinance, other than in the normal course of business, any funds drawn from the European Credit Facility that are to be used in the transaction.

Item 8. Interest in Securities of the Subject Company

     (a) Securities Ownership. None.

     (b) Securities Transactions. None.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

     (a) Solicitations and Recommendations. There are no persons directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the transaction described in the response to
Item 4 above. Bank One, NA, successor to The First National Bank of Chicago, however, is the current trustee under the Indenture, and will be communicating with and providing notices to holders of the Debentures as required by the Indenture.

Item 10. Financial Statements

     The Company does not believe that there is any additional information that is material to a decision by a holder of a Debenture with respect to the transaction described in the response to paragraph (a) of Item 4.

Item 11. Additional Information

     The Company does not believe that there is any additional information that is material to a decision by a holder of a Debenture with respect to the transaction described in the response to paragraph (a) of Item 4.

Item 12. Materials to be Filed as Exhibits.

(1)  Company Notice and Form of Purchase Notice

(2)* Indenture dated as of June 9, 1998 between the Company and The First National Bank of Chicago, as Trustee (incorporated by reference to Exhibit
     4.01 to the Company's Registration Statement on Form S-3 filed with the SEC on July 10, 1998 (File No. 333-58857))

(3)* Final prospectus of the Company dated July 23, 1998 (incorporated by reference to the prospectus filed with the SEC on July 23, 1998 (File No. 333-58857))

(4)* Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 filed with the SEC on March 30, 2001

(5)* Company's Proxy Statement on Schedule 14A filed with the SEC on April 19, 2001

(6)* Schedule 13G/A filed by various members of the Ingram family and various family trusts with the SEC on April 19, 2001

(7)* Board Representation Agreement dated as of November 6, 1996 among the Company and each person listed on the signature pages thereof (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 filed with the SEC on November 22, 1996 (File No. 333-16667))

(8)* European Credit Agreement dated as of October 28, 1997, among the Company and Ingram European Coordination Center N.V., as Borrowers and Guarantors, certain financial institutions, as the Lenders, The Bank of Nova Scotia, as the Administrative Agent for the Lenders, NationsBank, N.A. (successor in interest by merger with NationsBank of Texas, N.A.), as the Documentation Agent for the Lenders, as arranged by The Bank of Nova Scotia and Nationsbanc Capital Markets, Inc., as the Arrangers (incorporated by reference to Exhibit 10.37 to the Company's Registration Statement on Form S-3 filed with the SEC on November 4, 1997 (File No. 333-39457))

(9)* First Amendment dated as of September 25, 1998 to European Credit Agreement dated as of October 28, 1997 (incorporated by reference to
     Exhibit 10.41 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 1998 filed with the SEC on November 17,
     1998)

* Incorporated by reference

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2001                          Ingram Micro Inc.


                                             By: /s/ James E. Anderson, Jr.
                                                -------------------------------
                                                Name:  James E. Anderson, Jr.
                                                Title: Senior Vice President,
                                                       Secretary and General
                                                       Counsel

                                 EXHIBIT INDEX

Exhibit Number
--------------

(1)            Company Notice and Form of Purchase Notice

(2)* Indenture dated as of June 9, 1998 between the Company and The First National Bank of Chicago, as Trustee (incorporated by reference to Exhibit 4.01 to the Company's Registration Statement on Form S-3 filed with the SEC on July 10, 1998 (File No. 333-58857))

(3)* Final prospectus of the Company dated July 23, 1998 (incorporated by reference to the prospectus filed with the SEC on July 23, 1998 (File No. 333-58857))

(4)* Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000 filed with the SEC on March 30, 2001

(5)* Company's Proxy Statement on Schedule 14A filed with the SEC on April 19, 2001

(6)* Schedule 13G/A filed by various members of the Ingram family and various family trusts with the SEC on April 19, 2001

(7)* Board Representation Agreement dated as of November 6, 1996 among the Company and each person listed on the signature pages thereof (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 filed with the SEC on November 22, 1996 (File No. 333-16667))

(8)* European Credit Agreement dated as of October 28, 1997, among the Company and Ingram European Coordination Center N.V., as Borrowers and Guarantors, certain financial institutions, as the Lenders, The Bank of Nova Scotia, as the Administrative Agent for the Lenders, NationsBank, N.A. (successor in interest by merger with NationsBank of Texas, N.A.), as the Documentation Agent for the Lenders, as arranged by The Bank of Nova Scotia and Nationsbanc Capital Markets, Inc., as the Arrangers(incorporated by reference to Exhibit 10.37 to the Company's Registration Statement on Form S-3 filed with the SEC on November 4, 1997 (File No. 333-39457))

(9)* First Amendment dated as of September 25, 1998 to European Credit Agreement dated as of October 28, 1997 (incorporated by reference to Exhibit 10.41 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 1998 filed with the SEC on November 17, 1998)

* Incorporated by reference